SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -------------

                                   FORM 6-K

                                 -------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 19, 2006



                                 CNOOC Limited
                (Translation of registrant's name into English)

                       -------------------------------

                                  65th Floor
                             Bank of China Tower
                               One Garden Road
                              Central, Hong Kong

                   (Address of principal executive offices)

                       -------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F      X               Form 40-F
                           ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                            No          X
                           ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)



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Company Announcement
--------------------

                      [GRAPHIC OMITTED]CNOOC Limited
                (Translation of registrant's name into English)
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                         Change of Company Secretary

--------------------------------------------------------------------------------
The Company hereby announces that Mr. Cao Yunshi ceased to be the company secretary of the Company due to retirement with effect from 18 April 2006. The Company is pleased to announce that Mr. Victor Zhikai Gao has been appointed as the company secretary of the Company in place of Mr. Cao Yunshi with effect from 18 April 2006.
--------------------------------------------------------------------------------

CNOOC Limited (the "Company") hereby announces that Mr. Cao Yunshi will cease to be the company secretary of the Company due to retirement with effect from 18 April 2006. Mr. Cao Yunshi has confirmed that he has no disagreement with the board of directors of the Company and there is no matter relating to his resignation that needs to be brought to the attention of the Company's shareholders.

The Board would like to thank Mr. Cao Yunshi for his contribution to the Company during his terms of office.

The Company is pleased to announce that Mr. Victor Zhikai Gao has been appointed as the company secretary of the Company with effect from 18 April 2006 following Mr. Cao Yunshi's retirement. Mr. Victor Zhikai Gao had also been appointed as a senior vice president and general counsel of the Company with effect from the same date.

The Board warmly welcomes Mr. Victor Zhikai Gao to his new positions.

                                                          By Order of the Board
                                                           Victor Zhikai Gao
                                                           Company Secretary

As at the date of this announcement, the Board comprises:

Executive Directors                         Independent non-executive Directors
Fu Chengyu (Chairman)                       Sung Hong Chiu
Luo Han                                     Kenneth S. Courtis
Zhou Shouwei                                Evert Henkes
Cao Xinghe                                  Tse Hau Yin, Aloysius
Wu Zhenfang                                 Lawrence J. Lau
Wu Guangqi
Yang Hua

 Hong Kong, 18 April 2006

Company Press Release
---------------------


       CNOOC Ltd Announces First Production from Hui Zhou 21-1 Gas Field


(Hong Kong, April 19, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today the commencement of production from Hui Zhou (HZ) 21-1 gas field located in the Eastern South China Sea. The field is currently producing 54 million cubic feet of natural gas per day via 4 wells.

HZ 21-1 gas field is located in the block 16/08 of the Pearl Mouth Basin, with a water depth of approximately 115 meters. The processed gas will be shipped to a natural gas terminal in Zhuhai through subsea pipelines. HZ 21-1 gas field is operated by CACT Operators Group. The Company holds 51% of interests in the field.

To make it more commercially viable, the Company and its partners have made joint development plan for Hui Zhou 21-1 and Pan Yu 30-1 gas fields. The latter will begin production in 2007. The natural gas produced from these two fields will be supplied to power plants and nearby cities.

The planned annual production of HZ 21-1 gas field is estimated to reach 19.7 billion cubic feet.

Mr. Zhou Shouwei, President of the Company commented, "I am pleased to see the commencement of production from this field on schedule and supplying gas to the end users. This is the first gas field in Eastern South China Sea with prominent geographical advantage. The successful first production from this field proved our excellent execution capabilities in carrying out our natural gas strategy."


                                    - End -

Notes to Editors:

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

                                  *** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail:  Sharon.Fung@knprhk.com

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By:  /s/ Victor Zhikai Gao
                                                  -------------------------
                                                    Name: Victor Zhikai Gao
                                                    Title:  Company Secretary

Dated: April 19, 2006